clearone communications, inc. Electronic EDGAR Proof

Job Number:	**Form 8-K 10/10/2006**
Company Name:	**CLEARONE COMMUNICATIONS, INC.**
Form Type:	**8-K**
Reporting Period / Event Date:	**10-06-2006**
Customer Service Representative:	**Ann Dartnell**
Revision Number:	**1**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NONE
Sub Filer Id	0000840715
Sub Filer Ccc	xxxxxxxx
Sub Filer File Number	000-17219
Contact Name	Ann Dartnell
Contact Phone Number	801-303-3597
Item Ids	4.01
Reporting Period	10-06-2006
Global Enclosed File Count	3
Internet Address	ann.dartnell@clearone.com

Documents

8-K	**form8-k10102006.htm**
	Form 8-K dated 10/10/2006 Change in Auditors
EX-16.1	**ex16_1.htm**
	Exhibit 16.1 - Letter from Hansen Barnett & Maxwell
8-K	**form8-k10102006.pdf**
	Form 8-K dated 10/10/2006 - Change in Auditors PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <check sid="SubFlag_confirmingCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubFiler_fileNumber_">
      <value>000-17219</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>4.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>10-06-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k10102006.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K dated 10/10/2006 Change in Auditors</value>
    </field>
    <data sid="data1">
      <filename>form8-k10102006.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex16_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-16.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value><![CDATA[Exhibit 16.1 - Letter from Hansen Barnett & Maxwell]]></value>
    </field>
    <data sid="data2">
      <filename>ex16_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>form8-k10102006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>8-K</value>
    </combobox>
```

```
      <field sid="SubDocument_description_3">
        <value>Form 8-K dated 10/10/2006 - Change in Auditors PDF</value>
      </field>
      <data sid="data3">
        <filename>form8-k10102006.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
   </page>
   <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>ann.dartnell@clearone.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
   </page>
   <page sid="PAGE4">
   </page>
   <page sid="PAGE6">
   </page>
   <page sid="PAGE7">
   </page>
</XFDL>
```

Filer: CLEARONE COMMUNICATIONS, INC.   Form Type: 8-K   Period: 10-06-2006   Job Number: Form 8-K 10/10/2006   Rev: 1   Sequence: 1
Project: form8-k10102006.pdml   Document Name: form8-k10102006.htm   Saved: 10/10/2006 09:03:48   Printed: 10/10/2006 09:07:05
clearone communications, inc.   Description: Form 8-K dated 10/10/2006 Change in Auditors   Created using EDGARizer HTML

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): <u>October 6, 2006</u>

<u>ClearOne Communications, Inc.</u>
(Exact Name of Registrant as Specified in Its Charter)

<u>Utah</u>
(State or Other Jurisdiction of Incorporation)

000-17219	**87-0398877**
(Commission File Number)	(IRS Employer Identification No.)

1825 Research Way,	
Salt Lake City, Utah	**84119**
(Address of Principal Executive Offices)	(Zip Code)

<u>(801) 975-7200</u>
(Registrant's Telephone Number, Including Zip Code)

<u>Not applicable</u>
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Filer: CLEARONE COMMUNICATIONS, INC.
Project: form8-k10102006.pdml
clearone communications, inc.

Form Type: 8-K Period: 10-06-2006
Document Name: form8-k10102006.htm
Description: Form 8-K dated 10/10/2006 Change in Auditors

Job Number: Form 8-K 10/10/2006
Saved: 10/10/2006 09:03:48

Rev: 1 Sequence: 2
Printed: 10/10/2006 09:07:05
Created using EDGARizer HTML

Item 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On October 6, 2006 the Audit Committee of the Board of Directors of ClearOne Communications Inc. ("CLRO" or "Company") decided to engage Jones Simkins PC, Logan, Utah as independent principal accountant and auditor to report on the Company's financial statements for the fiscal year ended June 30, 2007, including performing the required quarterly reviews.

In conjunction with the new engagement, the Company will discontinue the services of Hansen, Barnett & Maxell, Salt Lake City, Utah, as CLRO's principal accountant. Hansen, Barnett & Maxwell has served the Company well during the past two years. Under Item 304 of Regulation S-K, the reason for the auditor change is dismissal, not resignation nor declining to stand for re-election.

The report of Hansen Barnett & Maxwell on CLRO's financial statements during the two most recent fiscal years ended June 30, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

There were no reportable events (as defined in the Regulation S-K Item 304(a)(1)(v)) in connection with the Company's two most recent fiscal year audits, except that Hansen Barnett & Maxwell reported in a letter to the Company's Audit Committee, dated August 30, 2006, that it had identified a deficiency that existed in the design or operation of the Company's internal control over financial reporting that it considered to be a "material weakness." This material weakness in the Company's internal controls related to an ineffective financial statement close process, whereas the timeliness of the monthly close process was ineffective to allow a timely financial statement close. CLRO accounting personnel had not been able to focus full attention to correcting this weakness due to their focus on the preparation, audit, and issuance for the restated fiscal 2001, restated fiscal 2002, and fiscal 2003, 2004, and 2005 consolidated financial statements as well as the interim fiscal 2006 condensed consolidated financial statements. However, now that the Company is current on all of its filings the Company expects to have a timely financial statement closing process. The Company has disclosed this material weakness in its Form 10-K filing for the fiscal year ended June 30, 2006. The Company has authorized Hansen, Barnett & Maxwell to respond fully to any inquiries by Jones Simkins PC regarding significant deficiencies or material weaknesses in internal controls. Additional effort is needed to fully remedy this material weakness and the Company's Audit Committee will continue to work with the Company's management and outside advisors with the goal to implement internal controls over financial reporting that are adequate and effective.

CLRO has provided Hansen Barnett & Maxwell with a copy of the foregoing disclosure. A letter addressed to the SEC by Hansen Barnett & Maxwell stating that the former audit firm agrees with the above statements made by the Company is attached as an exhibit.

No consultations occurred between CLRO and Jones Simkins during the two most recent fiscal years and any subsequent interim period prior to Jones Simkins' appointment regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on CLRO's financial statements, or other information provided that was considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(v) of Regulation S-K.

Filer: CLEARONE COMMUNICATIONS, INC.   Form Type: 8-K   Period: 10-06-2006   Job Number: Form 8-K 10/10/2006   Rev: 1   Sequence: 3
Project: form8-k10102006.pdml   Document Name: form8-k10102006.htm   Saved: 10/10/2006 09:03:48   Printed: 10/10/2006 09:07:05
clearone communications, inc.   Description: Form 8-K dated 10/10/2006 Change in Auditors   Created using EDGARizer HTML

Item 7. Exhibits.

(d) Exhibits.

Exhibit No.	Title of Document	Location
16.1	Letter of Hansen Barnett & Maxwell regarding change in certifying accountant.	This Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: October 10, 2006	By:	/s/ Zeynep Hakimoglu
		Zeynep Hakimoglu
		President and Chief Executive Officer
Date: October 10, 2006	By:	/s/ Greg A. LeClaire
		Greg A. LeClaire
		Vice President of Finance and Principal Financial & Accounting Officer

3

Filer: CLEARONE COMMUNICATIONS, INC. Form Type: 8-K Period: 10-06-2006 Job Number: Form 8-K 10/10/2006 Rev: 1 Sequence: 1
Project: form8-k10102006.pdml Document Name: ex16_1.htm Saved: 10/10/2006 09:06:55 Printed: 10/10/2006 09:07:06
clearone communications, inc. Description: Exhibit 16.1 - Letter from Hansen Barnett & Maxwell Created using EDGARizer HTML

Exhibit 16.1

October 10, 2006

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen,

We have read the statements included under Item 4.01, *Changes in Registrant's Certifying Accountant,* in the Form 8-K dated October 6, 2006, of ClearOne Communications Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements therein insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Jones Simkins PC.

/s/ Hansen, Barnett & Maxwell
HANSEN, BARNETT & MAXWELL